UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the months of February 2025

Commission File Number: 001-41425

金太阳健康科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Nasdaq Stockholders’ Equity Deficiency Letter

On February 24, 2025, Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited (the “Company” or “Golden Sun”) (Nasdaq: GSUN), , has received written notification from the Nasdaq Capital Market (“Nasdaq”) dated February 24, 2025, indicating that, based on the reported stockholders’ equity of $411,371 of Golden Sun as reported in its annual report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2025, the Company does not meet the minimum shareholders’ equity criteria of $2,500,000 in stockholders’ equity required under the Nasdaq Listing Rule 5550(b)(1) (the “Listing Rule”) for continued listing (the “Nasdaq Letter”).

The Nasdaq Notice has no immediate effect on the listing of the Company’s securities, and they will continue to trade on the Nasdaq Capital Market under the symbol “GSUN”.

Under Nasdaq Listing Rule, Golden Sun has 45 calendar days, or until, April 10, 2025, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Nasdaq Letter to evidence compliance.

Golden Sun intends to regain compliance within the applicable compliance period and is currently working on a plan including financial and scientific projections.

During this time, the Company’s securities will continue to be listed and trade on the Nasdaq Capital Market and the Company’s business and operations are not affected by the receipt of the Nasdaq Notice. Although the Company will use all reasonable efforts to achieve compliance with applicable Listing Rules, there can be no assurance that the Company will be successful in its efforts.

About Golden Sun

Established in 1997 and headquartered in Shanghai, China, Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, is primarily a provider of tutorial services in China with over twenty years of experience in educational services that focus on the development of each of its student’s strengths and potential, and the promotion of life-long skills and interests in learning. As a holding company, the Company conducts operations through operating subsidiaries which are incorporated in the PRC. The Company has over twenty-five years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. The operating entities operate tutorial centers for children and adults, one educational company that partners with high schools to offer language classes to their students, and one logistic and consulting services company.

Since 2023, the Company started implementing a strategic transition endeavoring to establish its own wellness brands and an e-commerce platform that will be used to promote and sell wellness products.

Additionally, in August 2024 the Company embarked on the next stage of the Company’s ongoing business transformation, by entering into a joint venture named Shanghai Fuyang Cultural Tourism Development Co., Ltd, aiming to capitalize on the rapidly growing cultural tourism sector in China. The move is expected to further diversify the Company’s revenue streams while leveraging its years of expertise in education technology.

For more information, visit the Company’s filings with the SEC and the Company’s website at ir.jtyjyjt.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report and other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date:  February 28, 2025

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